May 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirge

Re:	Integrated Media Technology Limited Draft Registration Statement on Form 20-F Submitted November 3, 2016 CIK No. 0001668438

Dear Mr. Larry Spirge,

We refer to Integrated Media Technology Limited (the “Company” or “IMT”) Form 20-F filed on November 3, 2016.

Today, we have submitted Form 20-F Amendment No. 3 which updates the disclosures on our recent reverse share consolidation. For your easy reference we have attached herewith the mark up changes.

We have also included a currently-dated consent from our independent registered public accounting firm in our amended Form 20-F.

On behalf of the Board,

Yours sincerely

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 1
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number [        ]

Integrated Media Technology Limited

(Formerly known as China Integrated Media Corporation Limited)

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Mr. Con Unerkov, Non-executive Director

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone +61 8 7324 6018 Fax:+61 8 8312 0248

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered or to be registered
Ordinary Shares	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of May 8, 2017 is 2,643,611

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐   Yes     ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐   Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☐   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐   Yes     ☐   No

EXPLANATORY NOTE

This Amendment No. 3 (Amendment No. 3) to Integrated Media Technology Limited’s registration statement Form 20-F hereby incorporates the reverse share split of 1-for-30 of our Company’s shares on May 3, 2014. This Form 20-F registration statement was originally filed with the Securities Exchange Commission (“SEC”) on March 6, 2017 when we release the draft Form 20-F registration statement on the SEC website and the updated Consent Letter from the reporting accountants in Exhibit 15.1. We further submitted Amendment No. 1 on the SEC website on April 5, 2017 to incorporate the latest audited consolidated financial statements of the Company for the year ended December 31, 2016 in removing the comparative balances for the year ended December 31, 2013. We then submitted Amendment No. 2 on the SEC website on April 19, 2017 to incorporate i) additional disclosure on Other Operating Expenses in Item 5 and in Note 8 to the financial statements, ii) additional disclosures on Trade and Other Accounts Receivables in Item 5 and in the Note 13 to the financial statements, iii) updated the credit risk exposure section of Note 29(f) of the financial statements iv) updated Consent Letter from the reporting accountants in Exhibit 15.1 and v) updated the Explanatory Note to remove qualifications.

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. The principal listing of our ordinary shares and to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We are filing this registration statement on Form 20-F in anticipation of the listing of common stock on the NASDAQ Capital Market under the symbol “IMTE”. We will appoint an agent to act as our share registrar and transfer agent to register and deliver our ordinary shares in the United States for the Nasdaq Stock Market. As used in this registration statement, the terms “we,” “us,” “our”, “IMT”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the IFRS and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

In this registration statement, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other documents are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

The following selected consolidated financial data as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F, on a post-reverse split basis. The selected consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 have been derived from our unaudited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F , on a post-reverse split basis. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this registration statement on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Profit or Loss and other Comprehensive Income Data:

	Six Months Period Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2014	2013	2012(1)
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(in A$, except share amounts)		(in A$, except share amounts)
Total revenue	6,216,713	668,160	14,039,248	7,306,699	597,626	1,576,139	185,865
Cost of sales	(926,343)	(409,784)	(2,027,743)	(2,984,291)	(263,805)	(1,095,642)	-
Depreciation and amortization expenses	(1,108,030)	(90,096)	(2,147,231)	(383,635)	(124,335)	(108,927)	(70,165)
Corporate administrative expenses	(1,133,294)	(643,466)	(2,447,545)	(1,432,564)	(389,868)	(662,120)	(99,058)
Loss on financial assets at fair value through profit or loss	-	(6,245)	-	-	(551,787)	-	(455,815)
Loss on disposal of a subsidiary	-	-	(872)	-	-	-	-
Other operating expenses	(705,330)	(62,791)	(1,728,184)	(506,245)	(167,339)	(50,751)	(45,757)
Finance costs	-	-	(73,666)	-	-	-	-
Income tax (expense) / credit	(583,809)	-	(2,018,939)	356,158	-	-	-
Net profit / (loss)	1,759,907	(544,222)	3,595,068	2,356,122	(899,508)	(341,301)	(484,930)
Profit / (loss) per share – basic and diluted (post-reverse split)	67 cents	(31 cents)	136 cents	118 cents	(51 cents)	(20 cents)	(42 cents)
Weighted average number of ordinary shares outstanding (post-reverse split) – basic and diluted	2,643,611	1,771,985	2,643,611	1,922,143	1,763,762	1,677,122	1,167,095

Consolidated Statement of Financial Position Data:

	As of June 30	As of December 31
	2016	2016	2015	2014	2013	2012(1)
	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Cash and cash equivalents	3,877,420	1,820,994	6,883,196	2,227,715	1,422,757	26,267
Working capital	10,019,506	8,263,311	7,642,256	3,030,501	3,383,367	305,643
Total assets	37,666,505	43,481,437	37,271,467	3,392,353	3,878,049	1,739,781
Long-term debt	24,011,443	22,657,065	24,464,929	-	-	-
Total shareholders’ equity	12,316,812	14,354,982	11,086,012	3,305,937	3,837,438	308,129

(1)	The consolidated financial statements for the years ended December 31, 2012 was audited by a local statutory auditor in Australia for compliance and reporting purposes.

(2)	All previously reported share and per share amounts have been restated to reflect the reverse stock split of thirty-to-one effective on May 8, 2017.

Risks Relating to Our Securities

Our stock price may be volatile

The market price of our Common Stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

*	changes in our industry;
*	competitive pricing pressures;
*	our ability to obtain working capital financing;
*	additions or departures of key personnel;
*	limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our Common Stock;
*	sales of our Common Stock;
*	our ability to execute our business plan;
*	operating results that fall below expectations;
*	loss of any strategic relationship;
*	regulatory developments;
*	Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
*	Announcements of technological innovations or new commercial products by us and our competitors;
*	regulatory actions in respect of any of our products or the products of any of our competitors;
*	determinations regarding our patent applications and those of others;
*	market conditions, including market conditions in the technology and digital media sectors;
*	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;
*	development or litigation concerning patents, licenses and other intellectual property rights;
*	litigation or public concern about the safety of our potential products;
*	changes in recommendations or earnings estimates by securities analysts;
*	deviations in our operating results from the estimates of securities analysts;
*	rumors relating to us or our competitors;
*	developments concerning current or future strategic alliances or acquisitions;
*	political, economic and other external factors such as interest rate or currency fluctuations; and
*	period-to-period fluctuations in our financial results.

In addition, stock markets have recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many technology and digital media companies and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our ordinary shares.

From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the Australia financial markets (Australia Securities Exchange), but we cannot make any assurances that there will be a trading market in our ordinary shares on the NASDAQ Capital Market.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect the willingness of investors to hold our Shares

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2016, our ordinary shares traded on the ASX of A$5.4 per share (A$0.18 before the reverse stock split). Under ASX listing rules our shares may not trade below A$0.001 per share. The low trading price of our ordinary shares rules may adversely the willingness of investors to invest in our common shares in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited.” On October 12, 2016, we changed the name to Integrated Media Technology Limited (“IMT”). The registered office is located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia and our telephone number is +61 8 7324 6018 and our fax number is +61 8 8312 0248 . Our principal office is located at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong and our telephone number is +852 2989 0220 and our fax number is +852 2565 1303. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this registration statement on Form 20-F. We have included our website address in this registration statement on Form 20-F solely as an inactive textual reference.

In 2013, IMT was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed its focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) through a series of acquisitions for 3D technology and audio companies as described below. Today, the Company focuses on the business activities in (i) the development, sale and distribution of autostereoscopic 3D display, 3D conversion equipment and software, development and sale of 3D autostereoscopic technology and provision of 3D consultancy services, and (ii) sale and distribution of audio products.

IMT was listed on the Australian Securities Exchange, or ASX, in February 2013 and raised $3,480,000 through the issuance of 17,400,000 new Common Shares. The subscription proceeds were used as follows: (i) applied to the development of the digital advertising platform in glasses free 3D (autostereoscopic) and the distribution of digital display, and (ii) working capital.

On February 9, 2015, the Company acquired all of the issued shares of Conco International Co., Ltd. (“CICL”), a company principally engaged in the design, sales and distribution of audio products. The consideration paid was $61,591 which was the amount of the net asset value of CICL. The consideration was settled by the Company issuing 307,954 shares at $0.20 per share. In addition, the Company will pay performance shares to be issued to the vendor contingent on CICL achieving an agreed level of profit performance.

In May 2015, the Company entered into a cooperation agreement to set up Global Vantage Audio Limited, a 50% subsidiary company, to distribute and market branded “Syllable” headsets globally except for the markets in China, India and Pakistan.

On September 30, 2015, the Company acquired all of the issued shares of Marvel Digital Limited (“MDL”), a technology company principally engaged in the development of autostereoscopic 3D display technology and products, 2D to 3D conversion software and digital content management system. MDL was incorporated in Hong Kong and it holds two wholly-owned subsidiary companies namely Visumotion International Limited and Marvel Digital (Shenzhen) Limited. The consideration paid was $5,216,213 which was the net asset value of MDL. The consideration was settled by the Company issuing 26,081,065 shares at $0.20 per share. In addition, the Company will pay a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration.

As a result of the above acquisition of MDL, Marvel Finance Limited, a company wholly owned and controlled by our Chairman, Dr. Herbert Ying Chiu Lee, became the controlling shareholder of IMT holding 44,787,331 shares representing approximately 56.48% of the outstanding shares of IMT.

In December 2015, the Company terminated the agreement for the gaming and lottery business in China.

In February 2016, Digital Media Technology Limited, a 100% owned subsidiary of IMT, was incorporated in the Labuan, Malaysia. This subsidiary will be the sales and distribution of products and technology licenses outside of Hong Kong and China.

In March 2016, the Company disposed Conco International Co., Limited to an independent third party for US$41,235, representing the net asset value of CICL.

 In April 2016, the Company purchased two Nevada companies namely Yamaga Audio Limited and Zamora Corporation. The Group intends to use Yamaga Audio Limited as an investment holding company and to use Zamora Corporation as a sales and administration company for future expansion to the United States. These companies were dormant companies and were purchased at $1.00 each.

 On October 12, 2016, pursuant to an extraordinary general meeting the Shareholders unanimously voted to change the name of the Company to Integrated Media Technology Limited which was registered with Australian Securities and Investments Commission, and became effective on the same date.

 On May 2, 2017, we effected a 1-for-30 reverse split of our common stock, which was approved at a special meeting of our shareholders on March 2, 2017. The purpose of the reverse stock split was to enable us to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. When the reverse stock split became effective, every thirty shares of our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock. This reduced the number of outstanding shares of our common stock from 79,301,852 shares on May 5, 2017, to 2,643,611 shares on May 8, 2017, after adjusting for fractional shares.

In summary, the Group’s business activities are (i) the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, sale of developed technology and provision of 3D consultancy services, and (ii) sale and distribution of audio products.

Breakdown of total revenues by category for the years ended December 31, 2016, 2015 and 2014:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	4,732,626	4,749,789	-
Sales of software and technology solutions	9,085,792	-	-
Sales and distribution of audio products	111,045	1,563,987	-
Provision of consultancy and other services	207	65,260	594,886
Interest income	2,027	389	2,740
	13,931,697	6,379,425	597,626

Breakdown of total revenues by geographic market for the years ended December 31, 2016, 2015 and 2014:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Australia	154	4,828	-
Hong Kong	5,507,701	1,185,271	597,626
China	8,423,842	5,189,326	-
	13,931,697	6,379,425	597,626

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMT should be read in conjunction with the audited financial statements as at and for the fiscal year ended December 31, 2016, as at and for the year ended December 31, 2015, and as at and for the year ended December 31 2014, together with the notes thereto, and for the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2016 and 2015, together with the notes thereto included elsewhere in this Registration Statement. The financial information contained in this Registration Statement is derived from the financial statement, which were prepared in accordance with IFRS.

A.	Operating Results

IMT is an Australian company engaged in the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, and provision of 3D technology solutions and consultancy services, and (b) sale and distribution of audio products.

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited”. On October 12, 2016 we changed the company name to Integrated Media Technology Limited. The principal listing of our ordinary shares is on the Australian Securities Exchange, or ASX.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock. The purpose of the reverse stock split was to enable us to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

For a description of the milestones that we have achieved since inception and through to the date of this report, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

We are at an early stage in the development of our 3D products and services and audio products. We have incurred net losses since inception until recently when we recorded a profit for the fiscal year 2015 mainly through the sale of our autostereoscopic 3D display, 3D conversion equipment and software. Going forward in order to maintain the profitability, the Company needs to continue to develop and sell the 3D products and services. To date, we have funded our operations primarily through the sale of equity securities, advances from shareholder and from operation profits. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by IASB. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 3 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

Inventories

Finished goods are stated at the lower of cost and net realisable value on a 'first in first out' basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the assets, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed in profit or loss.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belong.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding shares of our common stock beneficially owned as of December 31, 2016 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock, on a post-reverse split basis.

Name/Address(1)	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrants/ Convertible Note Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership (2)
---------------------------	-------------------	--------------------	--------------------	------------------	-----------------

Dr. Herbert Ying Chiu Lee(3) (8)	1,492,912	-	-	1,492,912	56.48%
Wilton Timothy Carr Ingram(5)	-	-	-	-	-
Dr. Man-Chung Chan(3)	-	-	-	-	-
Dr. Chang Yuen Chan (4)	-	-	-	-	-
Con Unerkov (5) (7)	-	-	-	-	-
Mike Hsieh(6)	-	-	-	-	-
All officers and directors as a Group (6 Persons)	1,492,912	-	-	1,492,912	56.48%
Marvel Finance Limited(8)	1,492,912	-	-	1,492,912	56.48%

Notes:
(1)	Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Technology Limited at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.
(2)	For purposes of computing the percentage of outstanding common stocks held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of the date of the table above, there were 2,643,611 outstanding shares of our common stock (79,301,852 before the reverse stock split) and there was no options, warrants, and convertible notes outstanding entitling the holders to purchase any shares of our common stock owned by officers and/or directors of the Company.
(3) (4) (5)	A director of the Company as at December 31, 2015. Appointed as a director of the Company on March 22, 2016. Appointed as a director of the Company on April 28, 2016.
(6)	Resigned as a director on May 29, 2015.
(7)	The person holds less than one percent of the shares in the Company.
(8)	Marvel Finance Limited, a company wholly owned and controlled by Dr. Herbert Ying Chiu Lee, was issued with 869,369 shares (26,081,065 before the reverse stock split) of the Company in respect of the sale of Marvel Digital Limited to the Company on September 30, 2015 and purchased 345,677 shares (10,370,000 before the reverse stock split) in the Company from Marvel Digital Limited and 277,876 shares (8,336,266 before the reverse stock split) in the Company from Dr. Herbert Ying Chiu Lee on the same date. After these purchases, Marvel Finance Limited owned 1,492,912 shares (44,787,331 before the reverse stock split) of the Company.

As of February 28, 2017, 14.15% of our ordinary shares were held in Australia by 254 holders of record, 80.44% of our ordinary shares were held in Hong Kong by 94 holders of record, 0.13% of our ordinary shares were held in China by 10 holders of record, and 1.72% of our ordinary shares were held in Canada by 15 holders of record, 3.15% of our ordinary shares were held in the British Virgin Islands by 1 holder of record, 0.01% of our ordinary shares were held in Great Britain by 1 holder of record, 0.01% of our ordinary shares were held in Malaysia by 1 holder of record, and 0.39% of our ordinary shares were held in Taiwan by 1 holder of record.

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited financial statements for the fiscal years ending December 31, 2016, 2015 and 2014 are included in Item 18 of this registration statement on Form 20-F.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings. We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to IMT.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant.

B.	Significant Changes

On February 17, 2016 we released to the market and filed with the Australian Securities Exchange our Appendix 4E for the full year ended December 31, 2015.

On February 17, 2016 we released to the market and filed with the Australian Securities Exchange our Annual Report for the year ended December 31, 2015.

On March 1, 2016 the Company announced A$7,800,000 in sales orders for autostereoscopic 3D digital signage products and proprietary 3D digital signage content management system. These sales orders will be delivered progressively throughout the year and be completed by December 31, 2016.

On March 23, 2016 the Company announced the appointment of Dr. Chang Yuen Chan as a Non-Executive director effective on March 22, 2016.

On April 28, 2016 the Company announced the appointment of Mr. Wilton Timothy Carr Ingram and Mr. Con Unerkov as Non-Executive directors effective on the same date.

On April 29, 2016 we released to the market and filed with the Australian Securities Exchange our Appendix 4C for the quarter ended March 31, 2016.

On May 30, 2016 we held the annual general meeting of the Company.

On June 21, 2016 Marvel Digital Limited, a subsidiary of the Company announced that it has jointly established the ASTRI-Marvel Digital Joint Research and Development Center, focusing on research and development of advanced technology in 3D imaging. The Center will focus on developing 3D technology for enhancing TV-quality movies and TV series and convert content for the TV programmes.

On August 1, 2016 we released to the market and filed with the Australian Securities Exchange our Appendix 4C for the quarter ended June 30, 2016.

On August 31, 2016 the Company announced the interim financial statements of the Company for the six months ended June 30, 2016. On the same date, the Company also released to the market and filed with the Australian Securities Exchange our Appendix 4D for the half year ended June 30, 2016.

On October 12, 2016 the Company held an extraordinary general meeting to change the Company’s name to Integrated Media Technology Limited which became effective on the same date.

On October 14, 2016 the Company announced that the Company’s ASX Code will be changed to ITL with effect from October 18, 2016.

On 4 November 2016, the Company announced that it had filed, by way of a non-public filing, a registration statement on Form 20-F with the SEC to register its ordinary shares.

On 25 November 2016, the Company announced that the register of the Company was transferred from Security Transfser Registers Pty Limited to Link Market Services Limited.

On 2 February 2017, the Company formally submitted the required initial NASDAQ listing application for dual listing of its shares on the NASDAQ Capital Market.

On 3 March 2017, the Company announced that the shareholders approved the resolution for share consolidation of the Company’s ordinary shares with a range between one (1) ordinary share for every twenty (20) ordinary shares to one (1) ordinary share for every forty (40) ordinary shares so as to satisfy the NASDAQ’s minimum price per share listing requirement at the Company’s Extraordinary General Meeting held on 2 March 2017.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock, which was approved at a special meeting of our shareholders on March 2, 2017. The purpose of the reverse stock split was to enable us to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. When the reverse stock split became effective, every thirty shares of our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock. This reduced the number of outstanding shares of our common stock from 79,301,852 shares on May 5, 2017, to 2,643,611 shares on May 8, 2017, after adjusting for fractional shares.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on February 22, 2013. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX as adjusted for the 30-for-1 reverse stock split effective May 8, 2017.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended December 31,	A$	A$
2013	6.0	6.0
2014	6.0	6.0
2015	6.0	5.7
2016	5.7	5.1

Fiscal Year Ended December 31, 2014:
First Quarter	6.0	6.0
Second Quarter	6.0	6.0
Third Quarter	6.0	6.0
Fourth Quarter	6.0	6.0

Fiscal Year Ended December 31, 2015:
First Quarter	6.0	6.0
Second Quarter	6.0	5.7
Third Quarter	6.0	5.7
Fourth Quarter	5.7	5.7

Fiscal Year Ended December 31, 2016:
First Quarter	5.7	5.7
Second Quarter	5.7	5.4
Third Quarter	5.4	5.1
Fourth Quarter	5.1	5.1

Month Ended:
January 2016	5.7	5.7
February 2016	5.7	5.7
March 2016	5.7	5.7
April 2016	5.7	5.7
May 2016	5.4	5.4
June 2016	5.4	5.4
July 2016	5.4	5.4
August 2016	5.4	5.4
September 2016	5.1	5.1
October 2016	5.1	5.1
November 2016	5.1	5.1
December 2016	5.1	5.1

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on the Australian Securities Exchange Ltd., or ASX. We intend to apply with the NASDAQ Capital Market to have our ordinary shares traded on the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As at the date of this Registration Statement, there is no concept of authorized share capital and par value for companies incorporated in Australia. The Company can issue unlimited number of Common Stock without par value. The Company only has one class of Common Stock.

As at December 31, 2015 and 2016, we had 2,643,611 Common Stock issued, outstanding and fully paid (79,301,852 before the reverse stock split).

On 3 March 2017, the Company announced that the shareholders approved the resolution for share consolidation of the Company's ordinary shares with a range between one (1) ordinary share for every twenty (20) ordinary shares to one (1) ordinary share for every forty (40) ordinary shares so as to satisfy the NASDAQ’s minimum price per share listing requirement at the Company’s Extraordinary General Meeting held on 2 March 2017.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

Common Stock

Each Common Stock entitles the holder thereof to one vote at any meeting of IMT’s shareholders. The holder of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amount as shall be determined by the Board. The holders of Common Shares have the right to receive the Company’s remaining property in the event of a liquidation, dissolution or winding up, whether voluntary or involuntary.

For the dates described below, the Company issued Common Shares as follows:

Date	Description of Issuance	Number of Common Shares Issued	Total (A$)

February 22, 2013	The Company issued 580,000 ordinary Common Shares (17,400,000 before the reverse stock split) at a price of A$0.20 per share to raise a total of $3,480,000 pursuant to a prospectus issued on December 12, 2012 and a Supplemental Prospectus issued on December 22, 2012	580,000	3,480,000
February 22, 2013	The Company issued 16,677 ordinary Common Shares (500,000 before the reverse stock split) at a price of A$0.20 per share to pay a consultant for his services	16,677	100,000
February 12, 2015	The Company issued 10,266 ordinary Common Shares (307,954 before the reverse stock split) at a price of A$0.20 per share for the acquisition of 100% equity interests in Conco International Co., Limited	10,266	61,591
September 30, 2015	The Company issued 869,369 ordinary Common Shares (26,081,065 before the reverse stock split) at a price of A$0.20 per share for the acquisition of 100% equity interests in Marvel Digital Limited	869,369	5,216,213

Options

The Company has no share options outstanding at the date of this Registration Statement.

History of Share Capital

For a detail history of the Company’s changes in share capital, see “Consolidated Statement of Changes in Equity” in the Company’s consolidated financial statements for the year ended December 31, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Integrated Media Technology Limited

/s/ Herbert Ying Chiu Lee
By: Herbert Ying Chiu Lee Title: Chief Executive Officer

Date: May 8, 2017

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement pursuant to Section 12(b) of the Securities Exchange Act of 1934, of our report dated March 31, 2017, relating to the consolidated financial statements of Integrated Media Technology Limited (Formerly China Integrated Media Corporation Limited) as at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, appearing on the Amendment No.3 to this Form 20-F.

/s/ HKCMCPA Company Limited

CERTIFIED PUBLIC ACCOUNTANTS

Hong Kong

May 8, 2017

15th Floor, Aubin House, 171-172 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us